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AMERICA • ASIA PACIFIC • EUROPE
December 11, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tonya Aldave James Lopez

Re:	Aspen Insurance Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed April 5, 2024
File No. 333-276163
Ladies and Gentlemen:
On behalf of our client, Aspen Insurance Holdings Limited (“Aspen” or the “Registrant”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2024 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 filed with the Commission (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a third amendment to the Registration Statement (“Amendment No. 3”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

General
1.We note your response to prior comment 1 and the presentation on pages 7 and 11 of upper single digit CAGR for overall and insurance-segment gross written premiums. This presentation includes quantitative disclosure of the positive results in each year for 5 years except for 2023, which had negative 7.7% and 2.3% returns, respectively. Please revise Item 5 to further clarify in qualitative terms the reasons for these trends, especially the change to negative CAGR in 2023, and include a cross reference to Item 5 from the discussion of CAGR in the Summary.
Response: The Registrant acknowledges the Staff’s comment and has removed the presentation of compound annual growth rates for the five-year period ended December 31, 2023 from pages 7, 11, 13, 14, 16, 173, 179, 181, 182 and 184 of Amendment No. 3, including the annual growth rates for each year contained in such period.
Exhibits
2.We note there are multiple exhibits marked “to be filed.” We also note your response to prior comment 14 of our letter dated January 12, 2024. Please provide a legal analysis as to why you believe, if true, that the investment management agreement described on pages 24 and F-63 is not required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.
Response: The Registrant believes that the investment management agreements between the Registrant, certain subsidiaries of the Registrant and Apollo Asset Management Europe PC LLP (“AAME”) are not material in either “amount or significance” under Item 601(b)(10)(ii) of Regulation S-K and as a result should not be required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Registrant believes that such agreements are not material in either amount or significance and therefore are not required to be filed for the following reasons: (1) no single investment management agreement is, by itself, material to an investor or the Registrant; (2) under the investment management agreements with AAME, AAME only managed approximately 20% of the Registrant’s total cash and investments as of September 30, 2024; (3) the Registrant’s business is not dependent or reliant on any one investment manager, including AAME, in any material respect; and (4) the Registrant is not required to allocate any minimum portion of its investment portfolio to AAME. The Registrant will continue to review the foregoing analysis as necessary should the above factors change in the future.
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If you have questions with respect to Amendment No. 3 or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	David Amaro, Aspen Insurance Holdings Limited
Robert A. Ryan, Sidley Austin LLP
Adam M. Gross, Sidley Austin LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP